Sanofi-aventis Comments on Injunctive

Relief Hearing Regarding Lovenox®

Paris, France – Aug 26, 2010 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that the U.S. District Court for the District of Columbia has denied the Company’s request for preliminary injunctive relief against the FDA. The Court has not ruled on the merits of the Company’s suit against the FDA regarding the approval of the Sandoz enoxaparin ANDA. As a result of this ruling, the generic version of enoxaparin can continue to be marketed in the U.S.

The Company’s case against the FDA will continue to move forward, even without preliminary injunctive relief. Sanofi-aventis believes that this case poses a number of significant questions regarding the FDA review process for complex pharmaceutical products which are important to pursue.

Sanofi-aventis is committed to making healthcare professionals aware of the complexities related to the biologic composition and manufacturing of Lovenox® so that they can make informed decisions about treatment options for their patients. Pending a final decision on the merits of the underlying complaint, sanofi-aventis will continue to make original enoxaparin (Lovenox®) available to healthcare professionals for their patients.

About Lovenox

Lovenox is an anticoagulant of complex biological nature obtained by fractionation of heparin. Lovenox consists of a highly complex set of heterogeneous sugars (polysaccharides) derived from biological material and resulting from a strictly controlled manufacturing process. The structure, pharmacological properties, and clinical properties of Lovenox are highly dependent on its manufacturing process. To date, the active ingredients of Lovenox cannot be fully characterized by a scientifically validated technology. In fact, the precise mechanisms by which it derives its safety and efficacy properties have yet to be fully elucidated.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.